Exhibit 12.1

Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,

	2011	2010	2009	2008	2007	2006

Earnings:

Income from continuing operations before income taxes	$216,084	$235,949	$155,021	$160,176	$220,015	$142,788

Interest expense (excluding capitalized interest)(1)	47,797	44,165	46,280	50,421	55,294	56,661

Portion of rent expense under long-term operating leases representative of an interest factor	3,215	3,438	2,716	3,147	2,900	3,526

Total earnings	$267,096	$283,552	$204,017	$213,744	$278,209	$202,975

Fixed charges:

Interest expense (including capitalized interest)(1)	$47,797	$44,165	$46,280	$50,421	$55,294	$57,051

Portion of rent expense under long-term operating leases representative of an interest factor	3,215	3,438	2,716	3,147	2,900	3,526

Total fixed charges	$51,012	$47,603	$48,996	$53,568	$58,194	$60,577

Ratio of earnings to fixed charges	5.2	6.0	4.2	4.0	4.8	3.4

(1)	Does not include interest expense related to uncertain tax positions.